SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Report on Form 6-K for March 13, 2003

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒                         Form 40-F  ☐

Enclosures:

US GAAP reconciliation

Reconciliation from IAS to US GAAP

(not reviewed by auditors)

	Half-year ended 31 December 2002		Half year ended 31 December 2001		Year ended 30 June 2002
	Turnover (external)	Operating Profit	Turnover (external)	Operating Profit	Turnover (external)	Operating Profit

Sasol Mining	513	708	657	641	1,239	1,340
Sasol Synfuels	7,630	5,023	5,935	3,688	12,620	8,048
Sasol Oil and Gas	3,593	565	2,236	925	6,085	1,840
Sasol Chemical Industries	22,171	1,380	18,994	1,896	41,340	3,686
Other Group companies	108	(371)	41	(103)	294	(19)
Total segments per International Accounting Standards	34,015	7,305	27,863	7,047	61,578	14,895

Reconciliation of segment information to US GAAP

Adjustments:
Depreciation of interest capitalised	—	(52)	—	(46)	—	(111)
Pension Asset	—	(15)	—	15	—	39
Post-retirement healthcare	—	(19)	—	(17)	—	(145)
Asset retirement obligations	—	(14)	—	(12)	—	—
Research and development costs expensed	—	(26)	—	(26)	—	(21)
Derivatives	—	17	—	176	—	(190)
Share compensation expense	—	(24)	—	(9)	—	(48)
Foreign currency translation	—	(204)	—	447	—	311
Revenue recognition	(1,013)	(4)	(1,187)	(23)	(1,867)	25
Business combinations	(646)	(49)	(412)	(37)	(2,441)	(108)
Reversal of proportionate consolidation	(597)	(13)	(1,940)	(94)	(2,288)	(145)
Entities previously not consolidated	1,423	67	1,006	45	739	—
Capitalisation of finance leases	—	10	—	7	—	—
Impairment	—	240	—	—	—	(47)
Provision for guarantee payable	—	—	—	—	—	(205)
Other	40	120	38	70	(54)	(26)
Total per US GAAP	33,222	7,339	25,368	7,543	55,667	14,224

Reconciliation from IAS to US GAAP

(not reviewed by auditors)

	Half year ended		Year ended
	31 December 2002	31 December 2001	30 June 2002
	Total external assets	Total external assets	Total external assets

Sasol Mining	4,257	4,195	3,665
Sasol Synfuels	8,862	7,729	8,276
Sasol Oil and Gas	7,751	4,680	5,073
Sasol Chemical Industries	39,380	42,552	43,362
Other Group companies	4,218	2,470	3,481
Total segments per International Accounting Standards	64,468	61,626	63,857

Reconciliation of segment information to US GAAP

Adjustments:
Capitalisation of interest	2,104	1,380	1,735
Pension Asset	432	323	468
Research and development costs expensed	(181)	(179)	(253)
Business combinations	(726)	(565)	(3,173)
Reversal of proportionate consolidation	(1,335)	(1,888)	(1,455)
Entities previously not consolidated	437	318	638
Deferred tax	202	253	329
Capitalisation of finance leases	464	309	367
Impairment	155	—	117
Other	263	316	(137)
Total external assets per US GAAP	66,283	61,893	62,493

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 13, 2003

	By:	/s/ N L Joubert
Name: Dr N L Joubert
Title: Company Secretary